Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2023

Unaudited Financial Results

SHENZHEN, CHINA, August 31, 2023 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Revenues were RMB73.3 million (US$10.1 million), a decrease of 4% year-over-year.

•	Cost of revenues was RMB25.6 million (US$3.5 million), an increase of 13% year-over-year.

•	Gross profit was RMB47.7 million (US$6.6 million), a decrease of 11% year-over-year.

•	Total operating expenses were RMB64.1 million (US$8.8 million), a decrease of 27% year-over-year.

•	Net loss was RMB23.7 million (US$3.3 million), compared with a net loss of RMB24.4 million for the same quarter last year.

•

Net loss attributable to Aurora Mobile Limited’s shareholders was RMB23.0 million (US$3.2 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB23.4 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB8.9 million (US$1.2 million), compared with a RMB16.9 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was a negative RMB4.6 million (US$0.6 million), compared with a negative RMB8.0 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “Coming off from a seasonal slow Q1 quarter, we managed to achieve a few good results sequentially in this quarter. Overall, we did see sign of recovery on most of the business lines between the quarters. However, they are not back to the level a year ago.

During Q2’2023, we did a few things right. Firstly, we continued to expand our Subscription business with the help of our EngageLab product offering overseas. Secondly, our Value-added-services business recorded impressive sequential revenue growth. Thirdly, our Vertical Applications business recorded solid growth. Last, but not least, we continued to control our expenses throughout the organization.

Let me share some of the key results with you:

•	Total revenues grew by 12% quarter-over-quarter

•	Gross profit grew quarter-over-quarter to RMB47.7 million

•	Lowest operating expenses since IPO! At RMB64.1 million

•	AR turnover days at 37 days

•	Deferred revenue balance above RMB130 million for the past 6 consecutive quarters

Developer Services revenues decreased by 6% year-over-year, mainly due to the weakness seen in the Value-added-services, offset by the 6% growth in Subscription Services.

However, Developer Services revenue grew solidly by 15% quarter-over-quarter where both Subscriptions and Value-added-services have recorded sequential revenue growth.

Subscription Services revenues were RMB40.5 million, up 6% year-over-year mainly driven by increasing average revenue per user (“ARPU”). Similarly, we recorded revenue growth of 8% quarter-over-quarter with the growth in ARPU between the quarters.

Value-added-services revenues were RMB11.5 million, decreased by 32% year-over-year which was a result of weak advertising demand. However, we did manage to record a good sequential revenue growth of 45% quarter-over-quarter. This was mainly due to our ability to capture a good portion of the eCommerce ads spending for the 6/18 online shopping festival. However, we remain cautious on the revenue growth in the online advertisement market.

Our overseas EngageLab product, we now have data centers across the globe catering for customers in different regions and continents. Our investments in technology innovation and building global infrastructure have paid off. As of now, we have global customers coming from 12 different countries and regions (including Hong Kong and Taiwan).

Let me share some other impressive metrics here. In Q2’2023, the overseas contract value was at 21% of total contract value. This number has grown 3 times between the quarters showing great momentum. In addition, we have also seen great overseas email and SMS volume growth. In Q2’2023, the total overseas email request volume was at 3.3 billion representing 4.2 time of our domestic email request volume. Overseas email and SMS request volumes have recorded 19% and 90% growth between the quarters, respectively. Our EngageLab business activity is gradually growing in importance for both transactions and contract value contributions. Therefore, I am very confident on the progress of our overseas business expansion strategy that we have started a year ago. I believe we will reap the benefits of this overseas effort in the near future.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “In this quarter, Vertical Applications recorded revenues growth on both year-over-year and quarter-over-quarter basis.

For Financial Risk Management, revenues grew year-over year and quarter-over-quarter. That was positively impacted due to the ARPU growth between the periods. In Q2’2023, we have seen the customers consumption or purchase of our services increased, thus pushing up the ARPU. Apart from customers increased their consumption, we managed to sign up more customers. As for Market Intelligence, the revenue remained stable year-over-year and quarter-over-quarter.

Onto operating expenses. In Q2’2023, we have yet another record low quarterly operating expenses at RMB64.1 million. For year-over-year comparison, operating expenses decreased by 27% where all 3 categories of operating expenses (being research and development expenses, sales and marketing expenses, and general and administrative expenses) recorded reductions.

This is the reason why we are able to record a 42% year-over-year improvement in Adjusted EBITDA when the revenues dropped by 4% year-over-year. We strived to continue tightly monitoring and controlling our operating expenses now and going forward. As a result of our focus to drive operating expenses at optimal level, the Adjusted EBITDA improved significantly by 42% year-over-year to negative RMB4.6 million.

We continued to maintain a healthy AR turnover days level at 37 days. This was a huge improvement from a year ago where the AR turnover days was at 46 days. And we also shortened the AR turnover days quarter over quarter.

Total Deferred Revenue, which represents cash collected in advance from customers for future contract performance, continued to be at high balance of RMB137.3 million. This is the 6th consecutive quarter where our deferred revenue balance has exceeded RMB130 million.”

Second Quarter 2023 Financial Results

Revenues were RMB73.3 million (US$10.1 million), a decrease of 4% from RMB76.1 million in the same quarter of last year, mainly due to a 6% decrease in revenue from Developer Services and offset by a 2% growth in revenue from Vertical Applications.

Cost of revenues was RMB25.6 million (US$3.5 million), an increase of 13% from RMB22.7 million in the same quarter of last year. The increase was mainly due to a RMB2.8 million increase in technical service cost, a RMB2.6 million increase in short message cost and a RMB0.6 million increase in cloud cost. The impact was partially offset by a RMB4.0 million decrease in media cost.

Gross profit was RMB47.7 million (US$6.6 million), a decrease of 11% from RMB53.5 million in the same quarter of last year.

Total operating expenses were RMB64.1 million (US$8.8 million), a decrease of 27% from RMB87.7 million in the same quarter of last year.

•

Research and development expenses were RMB30.2 million (US$4.2 million), a decrease of 26% from RMB40.8 million in the same quarter of last year, mainly due to a RMB3.3 million decrease in personnel costs, a RMB1.8 million decrease in bandwidth cost, a RMB2.0 million decrease in technical service fee, and a RMB3.9 million decrease in depreciation expense.

•	Sales and marketing expenses were RMB20.0 million (US$2.8 million), a decrease of 14% from RMB23.3 million in the same quarter of last year, mainly due to a RMB3.8 million decrease in personnel costs.

•

General and administrative expenses were RMB13.9 million (US$1.9 million), a decrease of 41% from RMB23.6 million in the same quarter of last year, mainly due to a RMB2.5 million decrease in personnel costs, and a RMB5.3 million decrease in professional fee.

Loss from operations was RMB16.4 million (US$2.3 million), compared with RMB34.2 million in the same quarter of last year.

Net Loss was RMB23.7 million (US$3.3 million), compared with RMB24.4 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB8.9 million (US$1.2 million), compared with RMB16.9 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was a negative RMB4.6 million (US$0.6 million) compared with a negative RMB8.0 million for the same quarter of last year.

The cash and cash equivalents, and restricted cash were RMB81.1 million (US$11.2 million) as of June 30, 2023 compared with RMB116.3 million as of December 31, 2022.

Update on Share Repurchase

As of June 30, 2023, the Company had repurchased a total of 1,831,099 ADS, of which 443,121 ADSs, or around US$119.1 thousand were repurchased during the second quarter in 2023 at the average purchase price of US$0.27.

Conference Call

The Company will host an earnings conference call on Thursday, August 31, 2023 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BId5396184d3104cf9865d8298b4443d7d

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, impairment of long-term investment and change in fair value of foreign currency swap contract.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises’ digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	76,147	65,433	73,331	10,113	161,477	138,764	19,136
Cost of revenues	(22,673)	(19,441)	(25,620)	(3,533)	(49,501)	(45,061)	(6,214)

Gross profit	53,474	45,992	47,711	6,580	111,976	93,703	12,922

Operating expenses
Research and development	(40,794)	(31,681)	(30,243)	(4,171)	(80,772)	(61,924)	(8,540)
Sales and marketing	(23,326)	(18,890)	(20,009)	(2,759)	(49,609)	(38,899)	(5,364)
General and administrative(1)	(23,601)	(14,273)	(13,873)	(1,913)	(51,797)	(28,146)	(3,882)

Total operating expenses	(87,721)	(64,844)	(64,125)	(8,843)	(182,178)	(128,969)	(17,786)

Loss from operations	(34,247)	(18,852)	(16,414)	(2,263)	(70,202)	(35,266)	(4,864)

Foreign exchange (loss)/gain, net	(2,667)	25	(118)	(16)	(3,264)	(93)	(13)
Interest income	388	330	354	49	1,639	684	94
Interest expenses	(775)	(223)	(218)	(30)	(2,621)	(441)	(61)
Other income/ (expenses)	13,726	3,316	(7,514)	(1,036)	18,531	(4,198)	(577)
Change in fair value of structured deposits	3	13	—	—	3	13	2
Change in fair value of foreign currency swap contract	(677)	—	—	—	764	—	—

Loss before income taxes	(24,249)	(15,391)	(23,910)	(3,296)	(55,150)	(39,301)	(5,419)

Income tax (expenses)/ benefits	(139)	150	179	25	(135)	329	45

Net loss	(24,388)	(15,241)	(23,731)	(3,271)	(55,285)	(38,972)	(5,374)

Less: net loss attributable to redeemable noncontrolling interests	(972)	(175)	(715)	(99)	(2,061)	(890)	(123)
Net loss attributable to Aurora Mobile Limited’s shareholders	(23,416)	(15,066)	(23,016)	(3,172)	(53,224)	(38,082)	(5,251)

Net loss attributable to common shareholders	(23,416)	(15,066)	(23,016)	(3,172)	(53,224)	(38,082)	(5,251)

Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares—basic and diluted	(0.30)	(0.19)	(0.29)	(0.04)	(0.67)	(0.48)	(0.07)
Shares used in net loss per share computation:
Class A Common Shares—basic and diluted	62,138,645	62,766,001	62,943,573	62,943,573	62,098,973	62,855,277	62,855,277
Class B Common Shares—basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/(loss)
Foreign currency translation adjustments	3,519	(804)	2,787	384	3,828	1,983	273
Total other comprehensive income/(loss), net of tax	3,519	(804)	2,787	384	3,828	1,983	273

Total comprehensive loss	(20,869)	(16,045)	(20,944)	(2,887)	(51,457)	(36,989)	(5,101)

Less: comprehensive loss attributable to redeemable noncontrolling interests	(972)	(175)	(715)	(99)	(2,061)	(890)	(123)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(19,897)	(15,870)	(20,229)	(2,788)	(49,396)	(36,099)	(4,978)

(1)

Starting from January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	116,128	80,611	11,117
Restricted cash	132	493	68
Accounts receivable	29,727	34,034	4,694
Prepayments and other current assets	30,401	31,089	4,285
Amounts due from a related party	255	11	2

Total current assets	176,643	146,238	20,166

Non-current assets:
Long-term investments	141,901	140,395	19,361
Property and equipment, net	14,947	10,090	1,391
Operating lease right-of-use assets(2)	33,756	9,380	1,294
Intangible assets, net	23,947	20,883	2,880
Goodwill	37,785	37,785	5,211
Other non-current assets	4,128	7,090	978

Total non-current assets	256,464	225,623	31,115

Total assets	433,107	371,861	51,281

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	5,000	5,000	690
Accounts payable	18,169	22,220	3,064
Deferred revenue and customer deposits	138,804	135,422	18,676
Operating lease liabilities(2)	18,133	7,298	1,006
Accrued liabilities and other current liabilities	75,333	65,841	9,080

Total current liabilities	255,439	235,781	32,516

Non-current liabilities:
Deferred revenue	3,585	1,916	264
Operating lease liabilities(2)	6,959	3,301	455
Deferred tax liabilities	4,824	4,481	618
Other non-current liabilities	4,058	198	27

Total non-current liabilities	19,426	9,896	1,364

Total liabilities	274,865	245,677	33,880

Redeemable noncontrolling interests	30,552	29,864	4,118

Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(1,689)	(835)	(115)
Additional paid-in capital	1,037,007	1,041,471	143,625
Accumulated deficit	(925,982)	(964,653)	(133,032)
Accumulated other comprehensive income	18,304	20,287	2,798

Total shareholders’ equity	127,690	96,320	13,283

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	433,107	371,861	51,281

(2)

The Company adopted ASU No. 2016-02, Leases (Topic 842) and the respective updates for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Results for three months ended March 31, 2023 and June 30, 2023 are presented under the new accounting standard, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC 840.

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(24,388)	(15,241)	(23,731)	(3,271)	(55,285)	(38,972)	(5,374)
Add:
Share-based compensation	6,792	3,038	4,168	575	10,184	7,206	994
Reduction in force charges	—	688	1,051	145	4,191	1,739	240
Impairment of long-term investment	—	—	9,660	1,332	7,016	9,660	1,332
Change in fair value of foreign currency swap contract	677	—	—	—	(764)	—	—

Adjusted net loss	(16,919)	(11,515)	(8,852)	(1,219)	(34,658)	(20,367)	(2,808)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(24,388)	(15,241)	(23,731)	(3,271)	(55,285)	(38,972)	(5,374)
Add:
Income tax expenses/ (benefits)	139	(150)	(179)	(25)	135	(329)	(45)
Interest expenses	775	223	218	30	2,621	441	61
Depreciation of property and equipment	6,350	2,186	1,799	248	12,986	3,985	550
Amortization of intangible assets	1,671	1,606	1,589	219	2,747	3,195	441
Amortization of land use right	—	183	811	112	—	994	137

EBITDA	(15,453)	(11,193)	(19,493)	(2,687)	(36,796)	(30,686)	(4,230)
Add:
Share-based compensation	6,792	3,038	4,168	575	10,184	7,206	994
Reduction in force charges	—	688	1,051	145	4,191	1,739	240
Impairment of long-term investment	—	—	9,660	1,332	7,016	9,660	1,332
Change in fair value of foreign currency swap contract	677	—	—	—	(764)	—	—

Adjusted EBITDA	(7,984)	(7,467)	(4,614)	(635)	(16,169)	(12,081)	(1,664)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2022	March 31, 2023	June 30, 2023		June 30, 2022	June 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	55,249	45,465	52,072	7,181	115,006	97,537	13,451

Subscription	38,343	37,508	40,526	5,589	72,699	78,034	10,761
Value-Added Services	16,906	7,957	11,546	1,592	42,307	19,503	2,690
Vertical Applications	20,898	19,968	21,259	2,932	46,471	41,227	5,685

Total Revenue	76,147	65,433	73,331	10,113	161,477	138,764	19,136

Gross Profits	53,474	45,992	47,711	6,580	111,976	93,703	12,922
Gross Margin	70.2%	70.3%	65.1%	65.1%	69.3%	67.5%	67.5%